SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                  Dynegy Inc.
                                (Name of Issuer)

                         Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                   26817G300
                                 (CUSIP Number)

                               Keith L. Schaitkin
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4300
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               November 15, 2010
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on October 8, 2010 by the Reporting Persons (the "Schedule 13D") with respect to the shares of Common Stock, par value $0.01 (the "Shares"), issued by Dynegy Inc. (the "Issuer") and as amended by Amendment Number One and Amendment Number Two, is hereby further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is amended by adding the following:

     The Reporting Persons are preparing to file an application under Section 203 of the Federal Power Act to obtain any approval deemed to be required to acquire additional shares of the Issuer's stock which would cause the Reporting Persons aggregate ownership to exceed 10% of the Issuer's outstanding Shares, in the open market or otherwise, including through the exercise of call options currently owned by the Reporting Persons, as well as call options that the Reporting Persons may continue to acquire.

     The Reporting Persons continue to believe the Dynegy/Blackstone merger severely undervalues the Issuer and that the merger consideration of $4.50 per share is inadequate. In this regard we note the November 15, 2010 report from J.P.Morgan which states, among other things, that J.P.Morgan is "introducing a December 2011 price target of $7, up from our prior December 2010 price target of $5".

     In addition to demanding appraisal rights under Delaware law, the Reporting Persons intend to investigate any potential voting irregularities. Since the record date for the special meeting, a tremendous amount of the Issuer's stock has traded hands. This high volume of trading activity has resulted in a large number of record date holders who continue to have voting power over the stock with respect to the merger, but no longer have any economic interest in the stock. In light of these significant changes in shareholders we believe that the record date for voting on the transaction should be changed. Further, if the record date is not changed and there is voting in the transaction by persons that have no economic interest in the transaction and the merger is approved, we intend to diligently investigate and challenge by all legal means, any improprieties in those votes. Given that the current trading price of the Issuer's stock is above the $4.50 merger price, the Reporting Persons would be suspicious if the proposed transaction is approved, particularly if those votes are provided by persons with no economic interest in the transaction.

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November  15,  2010


ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
ICAHN  OFFSHORE  LP
ICAHN  PARTNERS  LP
ICAHN  ONSHORE  LP
BECKTON  CORP.
HOPPER  INVESTMENTS  LLC
BARBERRY  CORP.
HIGH  RIVER  LIMITED  PARTNERSHIP
     By:  Hopper  Investments  LLC,  general  partner


     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory


ICAHN  CAPITAL  LP
     By:  IPH  GP  LLC,  its  general  partner
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner
IPH  GP  LLC
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES HOLDINGS L.P.
     By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES G.P. INC.


     By:  /s/ Daniel  Ninivaggi
          --------------------
          Name:  Daniel  Ninivaggi
          Title:  President

/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN






         [Signature Page of Schedule 13D Amendment No. 3 - Dynegy Inc.]